Exhibit 99.5

JBS ENDS 3Q24 WITH US(2 BILLION IN EBITDA FREE CASH FLOW OF US(1 BILLION AND NET PROFIT OF US(693 MILLION São Paulo, November 13, 2024 – JBS S.A - (B3: JBSS3; OTCQX: JBSAY), announce S today it S 3Q24 re S ult S . The comment S made herein are in US dollar S , in accordance with international accounting S tandard S (IFRS), unle SS otherwi S e S pecified. Earnings Release JBS (JBSS3) Price on 11.13.2024 R$35.64 Market Value on 11.13.2024 R$79.1 Billion Total Shares: 2,218,116,370 IR Contact Guilherme Cavalcanti Chri S tiane A SS i S Pedro Bueno Felipe Brindo Vitor Figueira Amanda Harumi ri_ir@jbs.com.br 3Q24 HIGHLIGHTS (US() Net Sales: US$19.9 bn (+6.4% y/y) Adjusted EBITDA: US$2.2 bn (+94.3% y/y) Adjusted EBITDA Margin: 10.8% (+4.9 p.p. y/y) Free Cash Flow: US$994.3 mn (+65.1% y/y) Net profit: US$693 mn OPERATIONAL AND FINANCIAL HIGHLIGHTS IN IFRS JBS BEEF NORTH AMERICA Net Sales: US$6.3 bn (+6.0% y/y) Adjusted EBITDA: US$117.3 mn (+13.9% y/y) EBITDA Margin: 1.9% (+0.1 p.p. y/y) JBS AUSTRALIA Net Sales: US$1.8 bn (+13.3% y/y) Adjusted EBITDA: US$174.3 mn (+28.0% y/y) EBITDA Margin: 9.8% (+1.1 p.p. y/y) JBS USA PORK Net Sales: US$2.0 bn (+0.8% y/y) Adjusted EBITDA: US$246.7 mn (+17.9% y/y) EBITDA Margin: 12.1% (+1.8 p.p. y/y) PPC Net Sales: US$4.6 bn (+5.2% y/y) Adjusted EBITDA: US$775.9 mn (+72.5% y/y) EBITDA Margin: 16.9% (+6.6 p.p. y/y) SEARA Net Sales: US$2.2 bn (+4.9% y/y) Adjusted EBITDA: US$461.2 mn (+297.4% y/y) EBITDA Margin: 21.0% (+15.5 p.p. y/y) JBS BRASIL Net Sales: US$3.3 bn (+10.1% y/y) Adjusted EBITDA: US$377.7 mn (+280.5% y/y) EBITDA Margin: 11.6% (+8.2 p.p. y/y) CONSOLIDATED • JBS updated guidance for 2024 , with an e S timated Net Revenue of US $ 77 billion and Adju S ted EBITDA between US $ 6 . 9 billion US $ 7 . 1 billion . • The Company paid dividend S on October 7 in the amount of R $ 4 . 4 billion (US $ 812 million), equivalent to R $ 2 per S hare (US $ 0 . 37 ) . The Company al S o announced that it will pay the amount of R $ 2 . 2 billion, R $ 1 per S hare (US $ 0 . 17 *), on January 15 , 2025 . Additionally, it reopened it S S hare buyback program for up to 113 million S hare S . • JBS reached 2 . 15 x leverage in dollar S at the end of the 3 Q, a very comfortable level for thi S ratio . During the quarter, JBS i SS ued R $ 1 . 5 billion in CRA S (Agribu S ine SS Receivable S Certificate S ) through it S S ub S idiary Seara and redeemed R $ 3 . 9 billion in CRA S i SS ued by JBS . During the quarter, it reduced it S net debt by US $ 1 billion quarter - on - quarter and more than US $ 2 . 3 billion compared to the S ame period la S t year . * Exchange rate of R$5.81 per US$1.00 on 11/13/2024

MESSAGE FROM THE CEO Gilberto Tomazoni, Global CEO JBS 2 The third quarter re S ult S for 2024 reaffirm our po S itive outlook for the year, highlighting once again the S trength of JBS’ global, multi - protein platform, the quality of our team, and our focu S on operational excellence . Net Revenue wa S a record US $ 19 . 9 billion . During thi S period, EBITDA reached US $ 2 . 2 billion, with a con S olidated margin of 10 . 8% – marking a nearly five percentage point increa S e compared to the S ame quarter in 2023 . The re S ult S pre S ented thi S quarter allow u S to announce that the Company will di S tribute dividend S on January 15 , 2025 , of approximately US $ 0 . 17 per S hare, totaling around US $ 382 million . La S t October, approximately US $ 815 million in dividend S were di S tributed . Over the pa S t S ix year S , the Company ha S delivered an average total return to S hareholder S of approximately 20 % per year in U . S . dollar S , demon S trating our commitment to growth and value di S tribution . Our poultry and pork operation S in Brazil and the United State S performed above expectation S , e S pecially Seara, which clo S ed the quarter with a record - breaking 21 % margin . Strong global demand, favorable grain co S t S , and our agility in managing product and market mix, along S ide our focu S on high - value product S and innovation, complement the re S ult S of already implemented operational improvement S in efficiency, productivity, and commercial enhancement S . Pilgrim’ S reported a S olid 16 . 9 % margin, driven by robu S t demand primarily in Europe, the U . S . and Mexico . Operational improvement S and portfolio diver S ification into value - added product S and brand S al S o contributed to the S e re S ult S , along with partner S hip S with key cu S tomer S aimed at delivering value to con S umer S . The bu S ine SS performance al S o reflect S a focu S on quality, S ervice, and innovation . Our US Pork bu S ine SS po S ted a 12 . 1 % margin, driven by higher S ale S both in the U . S . and internationally, along with impre SS ive growth in value - added product S and S trong gain S acro SS agricultural performance metric S . JBS’ multi - geography, multi - protein platform i S unmatched in it S re S ilience amid market challenge S . While the U . S . operation S are S till feeling the effect S of the cattle cycle, JBS Brazil po S ted one of it S be S t performance S , with an 11 . 6 % margin driven by the beef S egment . Beyond the high export volume, Friboi re S ult S reflect the pur S uit of operational excellence, the increa S e in dome S tic demand, the opening of new market S , and the improvement of the product mix, with a focu S on value - added product S , branding, and cu S tomer S ervice . Au S tralia continue S to capture the benefit S of the cattle cycle, with a 9 . 8 % margin in the third quarter de S pite ri S ing live S tock price S . The outlook for thi S bu S ine SS remain S favorable in the coming quarter S . We’re focu S ed on growth fueled by diver S ification, innovation, value - added product S , and S trong branding . Recently, we announced an inve S tment to expand Huon Aquaculture’ S S almon production in Au S tralia . And in Jeddah, Saudi Arabia, we’re fini S hing a new Seara facility that will quadruple local value - added chicken product S capacity in the region . Our Q 3 performance under S core S the S trength of our financial management, a S leverage dropped to 2 . 15 x in USD, net debt wa S reduced by US $ 1 billion, decrea S ing to US $ 13 . 7 billion, and Net Profit came in at US $ 693 million . With our global footprint, the experti S e of our team, ongoing innovation, and a commitment to operational excellence, JBS i S primed to continue delivering value to our cu S tomer S , con S umer S , and S takeholder S alike .

3Q24 CONSOLIDATED HIGHLIGHTS


18,730
19,926
3Q23
3Q24

NET REVENUE
$19.9Bn

ADJUSTED EBITDA
$2.2Bn


10.8%
5.9%
2,153
1,108
3Q23
3Q24

NET PROFIT
$693Mn

Earnings per share were US$ 0.31


0.31
0.05
693
117
3Q23
3Q24

FREE CASH FLOW
$994Mn


994
602
3Q23
3Q24

Note: graphs in millions.

3

CONSOLIDATED HIGHLIGHTS 3Q24

US$ Million	3Q24 US$	3Q24 % NR	2Q24 US$	2Q24 % NR	Δ% 3Q24 vs 2Q24	3Q23 US$	3Q23 % NR	Δ% 3Q24 vs 3Q23	LTM 3Q24 US$	LTM 3Q24 % NR
Net Revenue	**19,926.0**	**100.0%**	**19,284.2**	**100.0%**	**3.3%**	**18,729.7**	**100.0%**	**6.4%**	**76,658.0**	**100.0%**
Cost of Goods Sold	(16,646.1)	-83.5%	(16,310.8)	-84.6%	2.1%	(16,465.0)	-87.9%	1.1%	(65,806.6)	-85.8%
Gross Profit	**3,279.9**	**16.5%**	**2,973.4**	**15.4%**	**10.3%**	**2,264.7**	**12.1%**	**44.8%**	**10,851.4**	**14.2%**
Selling Expenses	(1,217.6)	-6.1%	(1,116.1)	-5.8%	9.1%	(1,129.0)	-6.0%	7.8%	(4,645.5)	-6.1%
General and Adm. Expenses	(487.6)	-2.4%	(696.0)	-3.6%	-29.9%	(595.6)	-3.2%	-18.1%	(2,407.0)	-3.1%
Net Financial Income (expense)	(361.1)	-1.8%	(599.6)	-3.1%	-39.8%	(376.8)	-2.0%	-4.2%	(1,650.0)	-2.2%
Equity in earnings of subsidiaries	3.9	0.0%	2.4	0.0%	62.1%	4.0	0.0%	-3.3%	(0.5)	0.0%
Other Income (expense)	(20.4)	-0.1%	(27.0)	-0.1%	-24.4%	(5.2)	0.0%	295.5%	(28.8)	0.0%
Profit (loss) before taxes	**1,197.1**	**6.0%**	**537.0**	**2.8%**	**122.9%**	**162.1**	**0.9%**	**638.6%**	**2,119.5**	**2.8%**
Income and social contribution taxes	(440.5)	-2.2%	(149.2)	-0.8%	-	(20.6)	-0.1%	-	(568.3)	-0.7%
Minority interest	(63.7)	-0.3%	(59.0)	-0.3%	7.9%	(24.2)	-0.1%	163.5%	(180.5)	-0.2%
Net Income (Loss)	**692.9**	**3.5%**	**328.8**	**1.7%**	**-**	**117.3**	**0.6%**	**490.5%**	**1,370.7**	**1.8%**
Adjusted EBITDA	**2,153.1**	**10.8%**	**1,894.2**	**9.8%**	**13.7%**	**1,108.4**	**5.9%**	**94.3%**	**6,375.8**	**8.3%**
Earnings per Share	**0.31**		**0.15**		**110.8%**	**0.05**		**490.5%**	**0.62**	

NET REVENUE

In 3Q24, JBS recorded a consolidated net revenue of US$19.9 billion, which represents an increase of 6.4% compared to 3Q23.

During the period, around 74% of JBS' global sales were in the domestic markets in which the Company operates and 26% through exports.

In the last 12 months, net revenue reached US$76.7 billion (R$396.6 billion).

ADJUSTED EBITDA

In 3Q24, JBS's adjusted EBITDA reached US$2.2 billion, a growth of 94.3% y/y, while the EBITDA margin reached 10.8%, an increase of 490 basis points compared to the previous year. With the exception of JBS Beef North America, which is facing a challenging cattle cycle, all business units showed improvement compared to the same period last year, highlights goes to Seara, Pilgrim's and JBS Brasil. This result reinforces the strength of the diversified global platform.

In the last 12 months, adjusted EBITDA reached U$6.4 billion, with an adjusted EBITDA margin of 8.3%.

US$ Million	3Q24	2Q24	Δ%	3Q23	Δ%	LTM 3Q24
Net income for the period (including non-controlling intere	**756.6**	**387.8**	**95.1%**	**141.5**	**434.7%**	**1,551.2**
Financial income (expense), net	361.1	599.6	-39.8%	376.8	-4.2%	1,650.0
Current and deferred income taxes	440.5	149.2	195.3%	20.6	-	568.3
Depreciation and amortization	542.8	546.3	-0.6%	535.9	1.3%	2,210.9
Equity in subsidiaries	(3.9)	(2.4)	62.1%	(4.0)	-3.3%	0.5
(=) EBITDA	**2,097.2**	**1,680.5**	**24.8%**	**1,070.8**	**95.8%**	**5,980.9**
Other income / expenses	7.7	8.2	-5.4%	23.3	-66.8%	30.4
Reestructuring	30.8	37.2	-17.1%	0.9	-	91.5
Asset Impairment	0.0	0.0	-	(0.9)	-	5.4
Antitrust Agreements	0.7	75.6	-99.1%	10.5	-93.3%	141.3
Donations and social projects	3.6	4.8	-25.0%	3.7	-2.9%	25.3
Rio Grande do Sul Claim	13.1	6.2	110.5%	0.0	-	19.3
Fiscal payments and installments	0.0	81.8	-	0.0	-	81.8
(=) Adjusted EBITDA	**2,153.1**	**1,894.2**	**13.7%**	**1,108.4**	**94.3%**	**6,375.8**

JBS

4

CONSOLIDATED HIGHLIGHTS 3Q24

NET FINANCIAL RESULT

In 3Q24, net debt financial expense was US$191 million.

US$ Million	3Q24	2Q24	Δ%	3Q23	Δ%	LTM 3Q24
Exchange rate variation	(68.7)	75.5	-	45.8	-	39.0
Fair value adjustments on derivatives	54.8	(332.5)	-	(57.0)	-	(214.3)
Interest expense[1]	(399.4)	(432.0)	-7.5%	(428.8)	-6.9%	(1,737.5)
Interest income[1]	98.7	120.4	-18.0%	77.5	27.3%	411.1
Taxes, contribution, fees and others	(46.4)	(31.1)	49.4%	(14.5)	221.2%	(148.2)
Finance income (expense)	**(361.1)**	**(599.6)**	**-39.8%**	**(376.8)**	**-4.2%**	**(1,650.0)**
Interest expenses from loans and financings	(272.3)	(291.3)	-6.5%	(285.5)	-4.6%	(1,193.0)
Interest income from investments	81.5	27.0	202.2%	24.3	235.9%	180.3
Net debt financial expense[1]	**(190.8)**	**(264.4)**	**-27.8%**	**(261.2)**	**-27.0%**	**(1,012.7)**

[1]Includes interest expense on loans and financing included under passive interest, and interest on financial investments included under active interest.

NET RESULTS

In 3Q24, JBS recorded a net profit of US$693 million. Excluding the non-recurring items described in the previous page, adjusted net income would be US$730 million.

CASH FLOW FROM OPERATING ACTIVITIES AND FREE CASH FLOW

In 3Q24, operating cash generation was US$ 1.9 billion, versus operating cash generation of US$1.3 billion in 3Q23. This evolution is explained by the improvement in operating performance in virtually all business units. Free cash flow, after adding property, plant and equipment, interest paid and received, and leasing, was positive at US$ 994.3 million, an improvement of 65% compared to the same period of the previous year.

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES

In 3Q24, the total value of cash flow from JBS's investment activities was US$311 million, with the main investment being the Purchase of Property, Plant and Equipment (CAPEX).

JBS

5

NET DEBT BRIDGE INDEBTEDNESS 6 (US$ million) CONSOLIDATED HIGHLIGHTS *Con S idering acqui S ition S , Ca S h Margin, non - ca S h item S and Other S . JBS ended the quarter with US $ 3 . 4 billion available in revolving credit line S , without collateral, of which US $ 2 . 9 billion at JBS USA and US $ 450 million at JBS Bra S il . Thu S , the Company' S total availability i S US $ 8 . 6 billion . At the end of 3 Q 24 , net debt wa S US $ 13 . 7 billion, a reduction of approximately US $ 2 . 3 billion when compared to the end of 3 Q 23 . Leverage in dollar S at the end of the quarter wa S 2 . 15 x . Net Debt for the 3 Q 24 ended at US $ 13 . 7 billion, a reduction of US $ 1 billion compared to 2 Q 24 , driven by the quarter' S S trong ca S h generation . Ca S h generation wa S partially off S et by : (i) Capex in the amount of US $ 321 million ; (ii) payment of intere S t in the amount of US $ 295 million ; (iii) US $ 154 million of biological a SS et S ; and (iv) US $ 103 million from commercial lea S ing and (v) US $ 101 million in tax payment S . 154 265 321 103 101 68 57 25 13,721 14,756 (40) Net debt Other* Non Exchange Rate Taxes Lease CAPEX Interest Paid Biological Working Adjusted Net debt 3Q24 recurring Variaton Payments and Received Assets Capital EBITDA 2Q24 2.15x 2.77x (2,153) US$ Million ∆ % 3Q23 ∆ % 2Q24 3Q24 - 12.2% 21,589.9 1.9% Gross Debt 18,958.0 18,612.2 0.7% 1,845.1 112.1% 1,857.8 875.8 (+) Short Term Debt % of the Gro SS Debt (+) Long Term Debt % of the Gro SS Debt ( - ) Ca S h and Equivalent S 0.0% 8.5% 9.8% 4.7% - 13.4% 19,744.9 - 3.6% 17,100.3 17,736.5 0.0% 91.5% 90.2% 95.3% - 5.4% 5,536.6 35.9% 5,237.5 3,852.8 - 14.5% 16,053.3 - 7.0% Net Debt 13,720.5 14,759.4 Leverage 2.15x 2.77x 4.87x

CONSOLIDATED HIGHLIGHTS 3Q24

PROFORMA INDEBTEDNESS

Proforma Debt Amortization Schedule (US$ Million)[1]

Average Term Proforma 10.3 yrs

Average Proforma Cost 5.72% p.a.


8,602
450
2,914
5,238
261
812
8,051
450
2,914
4,686
1,858
8
22
1,003
989
707
19
1,379
1,413
2,910
2,600
2,301
177
745
80
2,413
884
Cash and Equivalents
CRA Seara Net Cash
Dividends
Cash Pro-forma
Short Term
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035 to 2051
2052
2053
Cash and equivalents
Revolving credit facilities USD 2.9bn in the US
Revolving credit facilities USD 450 mn in Brazil
CRA SEARA Oct/2024 Due: 2029/2034/2040 2041/2042/2043/2044
Payment of Dividends Oct/2024

CURRENCY & COST BREAKDOWN


USD²
89.0%
5.13% p.a.
BRL
11.0%
10.45% p.a.

SOURCE BREAKDOWN


Bonds
84%
Banks
9%
CRA
7%

[1] Includes funds available in cash and revolving guaranteed credit lines from JBS USA and JBS Brazil
[2] Includes debts in other currencies, such as Euros and Canadian Dollars

7

BUSINESS UNITS 3Q24

BUSINESS UNITS – IFRS US$

Million		3Q24	2Q24	Δ%	3Q23	Δ%	LTM 3Q24
Net Revenue							
Seara	US$	2,194.0	2,222.5	-1.3%	2,091.6	4.9%	8,609.7
JBS Brazil	US$	3,256.4	2,980.0	9.3%	2,959.0	10.1%	12,119.3
JBS Beef North America	US$	6,312.6	5,992.4	5.3%	5,953.2	6.0%	24,159.1
JBS Australia	US$	1,784.6	1,651.7	8.0%	1,575.2	13.3%	6,612.7
JBS USA Pork	US$	2,042.5	2,161.9	-5.5%	2,026.6	0.8%	8,217.0
Pilgrim's Pride	US$	4,581.1	4,555.8	0.6%	4,356.4	5.2%	18,019.5
Others	US$	152.1	96.1	58.3%	140.7	8.1%	663.9
Eliminations	US$	-397.2	-376.1	5.6%	-372.9	6.5%	-1,743.2
Total	**US$**	**19,926.0**	**19,284.2**	**3.3%**	**18,729.7**	**6.4%**	**76,658.0**
Adjusted EBITDA							
Seara	US$	461.2	387.1	19.2%	116.1	297.4%	1,224.3
JBS Brazil	US$	377.7	226.3	66.9%	99.3	280.5%	910.3
JBS Beef North America	US$	117.3	29.0	304.7%	103.0	13.9%	37.9
JBS Australia	US$	174.3	225.8	-22.8%	136.2	28.0%	702.5
JBS USA Pork	US$	246.7	240.3	2.7%	209.2	17.9%	995.4
Pilgrim's Pride	US$	775.9	782.8	-0.9%	449.8	72.5%	2,501.5
Others	US$	-0.1	3.7	-	-4.4	-98.1%	5.9
Eliminations	US$	0.0	-0.6	-	-0.6	-	-2.1
Total	**US$**	**2,153.1**	**1,894.2**	**13.7%**	**1,108.4**	**94.3%**	**6,375.8**
Adjusted EBITDA Margin							
Seara	%	21.0%	17.4%	3.6 p.p.	5.5%	15.5 p.p.	14.5%
JBS Brazil	%	11.6%	7.6%	4.0 p.p.	3.4%	8.2 p.p.	7.6%
JBS Beef North America	%	1.9%	0.5%	1.4 p.p.	1.7%	0.1 p.p.	0.2%
JBS Australia	%	9.8%	13.7%	-3.9 p.p.	8.6%	1.1 p.p.	10.6%
JBS USA Pork	%	12.1%	11.1%	1.0 p.p.	10.3%	1.8 p.p.	12.1%
Pilgrim's Pride	%	16.9%	17.2%	-0.2 p.p.	10.3%	6.6 p.p.	14.0%
Others	%	-0.1%	3.8%	-3.9 p.p.	-3.2%	3.1 p.p.	0.9%
Total	**%**	**10.8%**	**9.8%**	**1.0 p.p.**	**5.9%**	**4.9 p.p.**	**8.4%**

BUSINESS UNITS– USGAAP US$

Million		3Q24	2Q24	Δ%	3Q23	Δ%	LTM 3Q24
Net Revenue							
JBS Beef North America	US$	6,312.6	5,992.4	5.3%	5,953.2	6.0%	24,159.0
JBS Australia	US$	1,784.6	1,651.7	8.0%	1,575.2	13.3%	6,612.8
JBS USA Pork	US$	2,042.5	2,161.9	-5.5%	2,026.6	0.8%	8,216.9
Pilgrim's Pride	US$	4,585.0	4,559.3	0.6%	4,360.2	5.2%	18,034.5
Adjusted EBITDA							
JBS Beef North America	US$	36.7	16.1	128.0%	93.2	-60.6%	-77.0
JBS Australia	US$	144.3	201.7	-28.5%	103.6	39.3%	650.3
JBS USA Pork	US$	210.3	272.7	-22.9%	190.3	10.5%	826.9
Pilgrim's Pride	US$	660.4	655.9	0.7%	324.0	103.8%	1,997.7
Adjusted EBITDA Margin							
JBS Beef North America	%	0.6%	0.3%	0.3 p.p.	1.6%	-1.0 p.p.	-0.3%
JBS Australia	%	8.1%	12.2%	-4.1 p.p.	6.6%	1.5 p.p.	9.8%
JBS USA Pork	%	10.3%	12.6%	-2.3 p.p.	9.4%	0.9 p.p.	10.1%
Pilgrim's Pride	%	14.4%	14.4%	0.0 p.p.	7.4%	7.0 p.p.	11.1%

JBS
8

BUSINESS UNITS 3Q24

SEARA

	3Q24		2Q24		Δ%	3Q23		Δ%	LTM 3Q24	
IFRS - US$ Million	**US$**	**% NR**	**US$**	**% NR**	**QoQ**	**US$**	**% NR**	**YoY**	**US$**	**% NR**
Net Revenue	**2,194.0**	***100.0%***	**2,222.5**	***100.0%***	**-1.3%**	**2,091.6**	***100.0%***	**4.9%**	**8,609.7**	***100.0%***
Cost of Goods Sold	(1,537.1)	-70%	(1,637.1)	-74%	-6.1%	(1,765.0)	-84%	-12.9%	(6,570.5)	-76%
Gross Profit	656.9	30%	585.4	26%	12.2%	326.5	16%	101.2%	2,039.2	24%
Adjusted EBITDA	**461.2**	***21.0%***	**387.1**	***17.4%***	**19.2%**	**116.1**	***5.5%***	**297.4%**	**1,224.3**	***14.5%***

In 3Q24, Seara recorded a net revenue of US$2.2 billion, a growth of 5% in the annual comparison. The growth is explained by higher prices in the period. The significant increase of 15.5 percentage points in the EBITDA margin in 3Q24 in relation to 3Q23 results from better commercial and operational execution, strong global demand and expansion of the value-added portfolio.

Sales in the domestic market, which accounted for 45% of the unit's revenue in 3Q24, totaled R$5.5 billion, 9% higher than in 3Q23, mainly due to higher prices compared to 3Q23. Despite revenue growth in all categories (poultry, pork and prepared foods), the main highlight was the in natura category. The poultry category grew by 18% y/y and the pork category grew by 17%, driven by price increases. In relation to prepared foods, net revenue increased by 2%, due to higher volumes sold. Seara continues with its strategy of winning consumer preference through product quality, innovation, execution and brand strengthening, achieving growth in penetration and repurchase rates.

Despite the negative impact of Newcastle disease in the quarter, net revenue in dollars in the foreign market reached US$1.2 billion, representing an increase of 14% compared to 3Q23, as a result of management's ability to quickly redirect production to other states, which were able to continue exporting.


Seara
Doriana

JBS
9

BUSINESS UNITS 3Q24

JBS BRASIL

IFRS - US$ Million	3Q24 US$	3Q24 % NR	2Q24 US$	2Q24 % NR	Δ% QoQ	3Q23 US$	3Q23 % NR	Δ% YoY	LTM 3Q24 US$	LTM 3Q24 % NR
Net Revenue	**3,256.4**	***100.0%***	**2,980.0**	***100.0%***	**9.3%**	**2,959.0**	***100.0%***	**10.1%**	**12,119.3**	***100.0%***
Cost of Goods Sold	(2,535.4)	-78%	(2,426.2)	-81%	4.5%	(2,508.1)	-85%	1.1%	(9,906.3)	-82%
Gross Profit	721.0	22%	553.8	19%	30.2%	450.9	15%	59.9%	2,213.0	18%
Adjusted EBITDA	**377.7**	***11.6%***	**226.3**	***7.6%***	**66.9%**	**99.3**	***3.4%***	**280.5%**	**910.3**	***7.6%***

In 3Q24, JBS Brasil reported net revenue of US$3.3 billion (+10% y/y). This growth reflects higher sales volumes, mainly in the international market.

In the export market, beef net revenue grew 34% y/y in 3Q24, as a result of the 20% growth in sales volume in the period. In addition to the strong international demand, geographic diversification was important in the export market, with sales expanding to important regions, such as the Middle East, the United States, the Philippines, among others.

In the domestic market, net revenue in the beef category grew 9% y/y in 3Q24, as a result of both higher sales volume in the period and higher prices. This growth is mainly attributed to strong domestic demand and the favorable livestock cycle, resulting in greater availability of animals for slaughter during the quarter. The Company remains focused on improving execution throughout the value chain, increasing and enhancing the level of service to its commercial and operational partners. Friboi is increasingly advancing in understanding consumer needs, further expanding its branded value-added portfolio and bringing even more convenience to its consumers. The Friboi brand was once again voted Top of Mind, the most remembered and preferred brand by Brazilian consumers, winning the meat category for the fourth time and consolidating its position as the absolute leader in its sector.

According to data published by CEPEA-ESALQ, the average price of live cattle during the quarter was approximately R$240/arroba (+5% y/y). However, strong demand during the period, mainly in the international markets, more than offset this increase. Thus, EBITDA totaled US$377.7 million, with an EBITDA margin of 11.6% in 3Q24.



Note: On March 1, 2020, through a corporate restructuring process, Swift stores were transferred to the direct subsidiary Seara Alimentos. Although the Swift stores are part of the corporate structure of Seara Alimentos, for the purposes of analysis and presentation of results, the Company's Management decided to allocate Swift's results to the JBS Brasil operating segment.

10

BUSINESS UNITS 3Q24

JBS BEEF NORTH AMERICA

IFRS - US$ Million	3Q24 US$	3Q24 % NR	2Q24 US$	2Q24 % NR	Δ% QoQ	3Q23 US$	3Q23 % NR	Δ% YoY	LTM 3Q24 US$	LTM 3Q24 % NR
Net Revenue	**6,312.6**	***100.0%***	**5,992.4**	***100.0%***	**5.3%**	**5,953.2**	***100.0%***	**6.0%**	**24,159.1**	***100.0%***
Cost of Goods Sold	(5,971.4)	-95%	(5,768.2)	-96%	3.5%	(5,589.9)	-94%	6.8%	(23,244.8)	-96%
Gross Profit	341.2	5%	224.2	4%	52.2%	363.3	6%	-6.1%	914.3	4%
Adjusted EBITDA	**117.3**	***1.9%***	**29.0**	***0.5%***	**304.7%**	**103.0**	***1.7%***	**13.9%**	**37.9**	***0.2%***

USGAAP[1] - US$ Million	3Q24 US$	3Q24 % NR	2Q24 US$	2Q24 % NR	Δ% QoQ	3Q23 US$	3Q23 % NR	Δ% YoY	LTM 3Q24 US$	LTM 3Q24 % NR
Net Revenue	**6,312.6**	***100.0%***	**5,992.4**	***100.0%***	**5.3%**	**5,953.2**	***100.0%***	**6.0%**	**24,159.0**	***100.0%***
Cost of Goods Sold	(6,229.5)	-99%	(5,950.7)	-99%	4.7%	(5,796.3)	-97%	7.5%	(24,088.8)	-100%
Gross Profit	83.1	1%	41.7	1%	99.4%	156.9	3%	-47.0%	70.2	0%
Adjusted EBIT	**(6.4)**	***-0.1%***	**(27.4)**	***-0.5%***	**-76.6%**	**49.3**	***0.8%***	**-**	**(254.2)**	***-1.1%***
Adjusted EBITDA	**36.7**	***0.6%***	**16.1**	***0.3%***	**128.0%**	**93.2**	***1.6%***	**-60.6%**	**(77.0)**	***-0.3%***

In IFRS and US$, net revenue in 3Q24 was US$6.3 billion, an increase of 6% compared to 3Q23, with adjusted EBITDA of US$117.3 million and an EBITDA margin of 1.9%.

In USGAAP and US$, net revenue was US$6.3 billion in 3Q24, an increase of 6% compared to 3Q23, and adjusted EBITDA was US$36.7 million, with a margin of 0.6%.

In the quarter, beef margins in North America continued to be pressured by the livestock cycle, despite strong demand in the period. According to data released by the USDA, fed cattle prices remained at high levels in 3Q24. As a result, since the price of cattle represents approximately 85% of the cost, profitability was under pressure during the period.

Despite the increased pressure on margins due to the cattle cycle, the Company remains focused on operational and commercial execution in order to protect its profitability. Initiatives underway include improving pricing, optimizing the product mix, increasing yield per carcass, and increasing manufacturing efficiency, among others. All of these actions are essential to face this more challenging cycle.


100% GRASS FED



[1]The difference in JBS Beef North America's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 as of 1Q19 and different inventory accounting criteria: in IFRS, inventories are accounted for at average cost, while in US GAAP they are marked to market. Volume and price calculations do not consider the impact of acquisitions.

11

LTM 3Q24 ∆ % 3Q23 ∆ % 2Q24 3Q24 % NR US$ YoY % NR US$ QoQ % NR US$ % NR US$ IFRS - US$ Million 100.0% 6,612.7 13.3% 100.0% 1,575.2 8.0% 100.0% 1,651.7 100.0% 1,784.6 Net Revenue - 83% (5,493.8) 11.7% - 85% (1,344.5) 12.7% - 81% (1,332.3) - 84% (1,501.5) Co S t of Good S Sold 17% 1,118.9 22.7% 230.7 15% - 11.4% 19% 319.4 16% 283.1 Gro SS Profit 10.6% 702.5 28.0% 8.6% 136.2 - 22.8% 13.7% 225.8 9.8% 174.3 Adjusted EBITDA LTM 3Q24 ∆ % 3Q23 ∆ % 2Q24 3Q24 % NR US$ YoY % NR US$ QoQ % NR US$ % NR US$ USGAAP¹ - US$ Million 100.0% 6,612.8 13.3% 100.0% 1,575.2 8.0% 100.0% 1,651.7 100.0% 1,784.6 Net Revenue - 89% (5,865.5) 11.2% - 92% (1,448.6) 13.1% - 86% (1,424.1) - 90% (1,610.2) Co S t of Good S Sold 747.3 11% 37.7% 126.6 8% - 23.4% 14% 227.6 10% 174.4 Gro SS Profit 8.5% 561.3 48.9% 5.2% 82.1 - 32.1% 10.9% 180.0 6.8% 122.2 Adjusted EBIT 9.8% 650.3 39.3% 6.6% 103.6 - 28.5% 12.2% 201.7 8.1% 144.3 Adjusted EBITDA JBS AUSTRALIA ¹The difference in JBS Au S tralia' S EBITDA in IFRS and USGAAP, in addition to the exchange rate, i S due to the impact S of the adoption of IFRS 16 from 1Q19 and different accounting criteria for biological a SS et S , in IFRS they are marked to market, while in USGAAP they are at average co S t. BUSINESS UNITS Con S idering the re S ult S in IFRS and US $ , net revenue in 3 Q 24 wa S US $ 1 . 8 billion (+ 13 % y/y) . Adju S ted EBITDA wa S US $ 174 . 3 million in 3 Q 24 , with an EBITDA margin of 9 . 8% . In USGAAP and US $ , net revenue wa S US $ 1 . 8 billion (+ 13 % y/y) in 3 Q 24 , thi S growth i S explained by the 8 % increa S e in volume S S old and 5 % increa S e in average price S . Adju S ted EBITDA wa S US $ 144 . 3 million in 3 Q 24 , with an EBITDA margin of 8 . 1% . The S trong growth in revenue from the beef bu S ine SS compared to 3 Q 23 reflected increa S ed S ale S in both the dome S tic and export market S . The improvement in the EBITDA margin i S a con S equence of increa S ed operational efficiencie S , aimed at reducing co S t S and increa S ing revenue . However, de S pite the ample availability of animal S due to the more favorable cycle, profitability wa S pre SS ured by the increa S e in cattle price S . According to MLA (Meat & Live S tock Au S tralia), cattle price S in Au S tralia grew 25 % year - on - year in 3 Q 24 . In 3 Q 24 , the aquaculture bu S ine SS reported a decrea S e in net revenue due to lower volume S S old, partially off S et by an increa S e in price S . Net revenue from the pork bu S ine SS grew 7 % compared to the S ame period la S t year . Additionally, the improvement in profitability i S a re S ult of gain S in operational efficiency . Primo, the prepared food unit, recorded an increa S e in average price S in the quarter, but thi S wa S off S et by lower volume S S old . In any ca S e, even in the face of continued inflationary pre SS ure S , it reported an increa S e in the US GAAP EBITDA margin compared to the S ame period la S t year . Volume and price calculation S do not con S ider the impact of acqui S ition S . 12

BUSINESS UNITS 3Q24

JBS USA PORK

IFRS - US$ Million	3Q24 US$	3Q24 % NR	2Q24 US$	2Q24 % NR	Δ% QoQ	3Q23 US$	3Q23 % NR	Δ% YoY	LTM 3Q24 US$	LTM 3Q24 % NR
Net Revenue	**2,042.5**	***100.0%***	**2,161.9**	***100.0%***	**-5.5%**	**2,026.6**	***100.0%***	**0.8%**	**8,217.0**	***100.0%***
Cost of Goods Sold	(1,695.3)	-83%	(1,813.3)	-84%	-6.5%	(1,715.3)	-85%	-1.2%	(6,784.1)	-83%
Gross Profit	347.2	17%	348.6	16%	-0.4%	311.3	15%	11.5%	1,432.9	17%
Adjusted EBITDA	**246.7**	***12.1%***	**240.3**	***11.1%***	**2.7%**	**209.2**	***10.3%***	**17.9%**	**995.4**	***12.1%***

USGAAP[1] - US$ Million	3Q24 US$	3Q24 % NR	2Q24 US$	2Q24 % NR	Δ% QoQ	3Q23 US$	3Q23 % NR	Δ% YoY	LTM 3Q24 US$	LTM 3Q24 % NR
Net Revenue	**2,042.5**	***100.0%***	**2,161.9**	***100.0%***	**-5.5%**	**2,026.6**	***100.0%***	**0.8%**	**8,216.9**	***100.0%***
Cost of Goods Sold	(1,825.3)	-89%	(1,887.7)	-87%	-3.3%	(1,841.0)	-91%	-0.9%	(7,367.3)	-90%
Gross Profit	217.2	11%	274.2	13%	-20.8%	185.6	9%	17.1%	849.6	10%
Adjusted EBIT	**163.7**	***8.0%***	**225.9**	***10.4%***	**-27.5%**	**152.1**	***7.5%***	**7.6%**	**635.2**	***7.7%***
Adjusted EBITDA	**210.3**	***10.3%***	**272.7**	***12.6%***	**-22.9%**	**190.3**	***9.4%***	**10.5%**	**826.9**	***10.1%***

In IFRS and US$, in 3Q24, net revenue was R$2.0 billion, an increase of 1% compared to 3Q23, and adjusted EBITDA was US$246.7 million , with a margin of 12.1%.

In USGAAP and US$, net revenue was US$2.0 billion, an increase of 1% compared to 3Q23. Adjusted EBITDA totaled US$210.3 million in 3Q24, with a margin of 10.3%.

In the domestic market, the increase in revenue is a result of higher sales volume, driven by strong seasonal demand. Pork consumption is also being favored by the average price of beef, which remains at high levels. In the international market, USDA data for the year to date indicates a 9% increase in sales of pork exports, especially to Mexico, South Korea and Colombia.

In addition to the improvement in trade dynamics, the quarter's profitability was positively impacted by lower grain costs, ongoing efforts to expand the value-added portfolio, and consistent commercial, operational and logistical execution.







[1]The difference in JBS USA Pork's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 from 1Q19 and different accounting criteria. In IFRS, biological assets are marked to market and inventories are carried at average cost, while in USGAAP, biological assets are held at average cost and inventories are carried at average cost. Volume and price calculations do not consider the impact of acquisitions.

13

PILGRIM’S PRIDE CORPORATION ¹A diferença no EBITDA entre o S re S ultado S em IFRS e USGAAP da PPC, além do câmbio, S e deve ao S impacto S da adoção do IFRS 16 a partir do 1 T 19 e a critério S diferente S de contabilização da amortização da S ave S matrize S : em IFRS, a amortização do ativo biológico, por S eu caráter de mai S longo prazo, é con S iderada uma de S pe S a pa SS ível de aju S te no EBITDA, enquanto em USGAAP a amortização do ativo biológico é contabilizada BUSINESS UNITS LTM 3Q24 ∆ % 3Q23 ∆ % 2Q24 3Q24 % NR US$ YoY % NR US$ QoQ % NR US$ % NR US$ IFRS - US$ Million 100.0% 18,019.5 5.2% 100.0% 4,356.4 0.6% 100.0% 4,555.8 100.0% 4,581.1 Net Revenue - 83% (15,013.4) - 3.2% - 87% (3,791.7) 0.9% - 80% (3,638.9) - 80% (3,670.9) Co S t of Good S Sold 17% 3,006.1 61.2% 564.7 13% - 0.7% 20% 916.9 20% 910.2 Gro SS Profit 14.0% 2,501.5 72.5% 10.3% 449.8 - 0.9% 17.2% 782.8 16.9% 775.9 Adjusted EBITDA no Cu S to do Produto Vendido e não é aju S tada no EBITDA. 14 LTM 3Q24 ∆ % 3Q23 ∆ % 2Q24 3Q24 % NR US$ YoY % NR US$ QoQ % NR US$ % NR US$ USGAAP¹ - US$ Million 100.0% 18,034.5 5.2% 100.0% 4,360.2 0.6% 100.0% 4,559.3 100.0% 4,585.0 Net Revenue - 88% (15,954.0) - 2.8% - 92% (4,014.3) 0.9% - 85% (3,867.7) - 85% (3,901.0) Co S t of Good S Sold 12% 2,080.6 97.7% 345.9 8% - 1.1% 15% 691.6 15% 684.0 Gro SS Profit 8.7% 1,563.5 150.3% 5.0% 219.7 0.4% 12.0% 548.0 12.0% 549.9 Adjusted EBIT 11.1% 1,997.7 103.8% 7.4% 324.0 0.7% 14.4% 655.9 14.4% 660.4 Adjusted EBITDA In IFRS and US $ , in 3 Q 24 , net revenue wa S US $ 4 . 6 billion, a growth of 5 % compared to the S ame period of the previou S year, and adju S ted EBITDA of US $ 775 . 9 million, with an EBITDA margin of 16 . 9% . In US GAAP and US $ , PPC' S net revenue in 3 Q 24 wa S US $ 4 . 6 billion, 5 % higher than 3 Q 23 , and adju S ted EBITDA wa S US $ 660 . 4 million with a margin of 14 . 4% . Throughout the quarter, the Company continued to focu S on operational excellence, portfolio diver S ification and cultivating partner S hip S with key Cu S tomer S to drive value for the con S umer . The focu S on quality, S ervice and innovation i S reflected in the re S ult S . In the United State S , profitability benefited from high demand, improvement S in production efficiencie S and lower input co S t S . Furthermore, the chicken portfolio grew above the market due to the partner S hip with key Cu S tomer S through differentiated and cu S tomized offer S . The prepared food S category expanded it S market pre S ence, with increa S ed di S tribution in retail and food S ervice . In Mexico, de S pite the S ea S onality of the period, the Company continue S to advance in it S S trategy to capture market opportunitie S . To thi S end, it S trengthened it S partner S hip S with key Cu S tomer S , further diver S ify it S portfolio though brand S and implemented project S to expand capacity, increa S e operational efficiency and mitigate health ri S k S . Adju S ted EBITDA in Europe increa S ed approximately 40 % compared to the S ame period la S t year . Thi S improvement reflect S : (i) continued focu S on operational excellence ; (ii) improvement of the product mix with key Cu S tomer S ; and (iii) inve S tment S in innovation and branded product S .

BUSINESS UNITS 3Q24

Consolidated (IFRS - US$)


Net Revenue (billions)
18.7
19.4
18.0
19.3
19.9
3Q23 4Q23 1Q24 2Q24 3Q24
EBITDA (millions) and % EBITDA
5.9%
5.3%
7.2%
9.8%
10.8%
1,108
1,030
1,298
1,894
2,153
3Q23 4Q23 1Q24 2Q24 3Q24

Seara (IFRS - US$)


Net Revenue (billions)
2.1
2.1
2.1
2.2
2.2
3Q23 4Q23 1Q24 2Q24 3Q24
EBITDA (millions) and % EBITDA
5.5%
6.4%
11.6%
17.4%
21.0%
116
135
241
387
461
3Q23 4Q23 1Q24 2Q24 3Q24

JBS Brasil (IFRS - US$)


Net Revenue (billions)
3.0
3.0
2.9
3.0
3.3
3Q23 4Q23 1Q24 2Q24 3Q24
EBITDA (millions) and % EBITDA
3.4%
5.9%
4.5%
7.6%
11.6%
99
176
130
226
378
3Q23 4Q23 1Q24 2Q24 3Q24

JBS Beef North America (USGAAP - US$)


Net Revenue (billions)
6.0
6.3
5.6
6.0
6.3
3Q23 4Q23 1Q24 2Q24 3Q24
EBITDA (millions) and % EBITDA
1.6%
-2.3%
0.2%
0.3%
0.6%
93
-141
11
16
37
3Q23 4Q23 1Q24 2Q24 3Q24

JBS Australia (USGAAP - US$)


Net Revenue (billions)
1.6
1.7
1.4
1.7
1.8
3Q23 4Q23 1Q24 2Q24 3Q24
EBITDA (millions) and % EBITDA
6.6%
9.9%
9.1%
12.2%
8.1%
104
172
132
202
144
3Q23 4Q23 1Q24 2Q24 3Q24

JBS USA Pork (USGAAP - US$)


Net Revenue (billions)
2.0
2.1
1.9
2.2
2.0
3Q23 4Q23 1Q24 2Q24 3Q24
EBITDA (millions) and % EBITDA
9.4%
9.0%
8.1%
12.6%
10.3%
190
188
156
273
210
3Q23 4Q23 1Q24 2Q24 3Q24

Pilgrim's Pride (USGAAP - US$)


Net Revenue (billions)
4.4
4.5
4.4
4.6
4.6
3Q23 4Q23 1Q24 2Q24 3Q24
EBITDA (millions) and % EBITDA
7.4%
6.8%
8.5%
14.4%
14.4%
324
310
372
656
660
3Q23 4Q23 1Q24 2Q24 3Q24

15

TABLES AND GRAPHICS

GRAPHIC 1 | **JBS EXPORTS IN 3Q24 AND 3Q23**


Greater China¹
23.0%
Others
23.6%
US$
5.3 Billion
USA
16.6%
E.U.
7.3%
South
Korea
7.3%
Japan
9.1%
Africa &
Middle East
13.1%
3Q24
+8.9%


3Q23
Greater
China¹
27.1%
Others
26.1%
US$
4.8 Billion
USA
12.1%
E.U.
6.9%
South
Korea
7.8%
Japan
8.2%
Africa &
Middle
East
11.9%

Note 1 Considers China and Hong Kong

TABLE 1 | **CAPEX**

	3Q24		2Q24		Δ%	3Q23		Δ%	LTM 3Q24	
US$ Million	**US$**	**% CAPEX**	**US$**	**% CAPEX**	**QoQ**	**US$**	**% CAPEX**	**YoY**	**US$**	**% CAPEX**
Total Capex	**320,9**	***100,0%***	**345,6**	***100,0%***	**-7,2%**	**375,5**	***100,0%***	**-14,5%**	**1.352,5**	***100,0%***
Expansion and Modernization	127,6	40%	127,2	37%	0,3%	180,2	48%	-29,1%	562,1	42%
Maintenance	193,2	60%	218,3	63%	-11,5%	195,3	52%	-1,1%	790,4	58%

TABLE 2 | **COGS BREAKDOWN**

3Q24 (%)	Consolidated	JBS Brazil	Seara	JBS Beef North America	JBS Australia	JBS USA Pork	PPC
Raw material (livestock)	77.2%	87.5%	66.7%	89.8%	75.8%	70.7%	49.4%
Processing (including ingredients and packaging)	12.6%	7.4%	20.9%	4.7%	7.1%	13.8%	32.5%
Labor Cost	10.2%	5.1%	12.4%	5.6%	17.1%	15.6%	18.1%

16

FINANCIAL STATEMENTS 3Q24

BALANCE SHEET

In million of American Dollars - US$	Consolidated	
Current Assets	**09/30/24**	**12/31/23**
Cash and cash equivalents	5,070	4,570
Margin cash	167	132
Trade accounts receivable	3,392	3,391
Inventories	5,472	5,101
Biological assets	1,590	1,712
Recoverable taxes	673	919
Derivative assets	92	88
Other current assets	365	323
TOTAL CURRENT ASSETS	**16,821**	**16,236**
Non-Current Assets	**09/30/24**	**12/31/23**
Recoverable taxes	1,537	1,744
Biological assets	527	531
Related party receivables	108	119
Deferred income taxes	444	775
Derivative assets	-	82
Other non-current assets	325	319
	2,942	**3,570**
Investments in equity-accounted investees	45	57
Property, plant and equipment	12,371	12,918
Right of use asset	1,631	1,706
Intangible assets	1,930	1,986
Goodwill	5,848	6,105
TOTAL NON-CURRENT ASSETS	**24,767**	**26,342**
TOTAL ASSETS	**41,588**	**42,578**

JBS
17

FINANCIAL STATEMENTS 3Q24

BALANCE SHEET

In million of American Dollars - US$	Consolidated	
Current Liabilities	**09/30/24**	**12/31/23**
Trade accounts payable	4,685	5,257
Supply chain finance	1,116	948
Loans and financing	1,858	892
Income taxes	167	83
Other taxes payable	134	144
Payroll and social charges	1,461	1,297
Lease liabilities	346	353
Dividends payable	814	0
Provisions for legal proceedings	210	197
Derivative liabilities	102	144
Other current liabilities	558	581
TOTAL CURRENT LIABILITIES	**11,451**	**9,897**

Non-Current Liabilities	**09/30/24**	**12/31/23**
Loans and financing	17,100	19,108
Income and other taxes payable	86	94
Payroll and social charges	410	491
Lease liabilities	1,425	1,489
Deferred income taxes	1,235	1,360
Provision for legal proceedings	271	316
Derivative liabilities	39	-
Other non-current liabilities	90	116
TOTAL NON-CURRENT LIABILITIES	**20,656**	**22,973**

Equity	**09/30/24**	**12/31/23**
Share capital - common shares	13,178	13,178
Capital reserve	(178)	(186)
Other reserves	(37)	(36)
Profit reserves	3,624	3,624
Accumulated other comprehensive loss	(8,590)	(7,554)
Retained Profit	555	-
Attributable to company shareholders	**8,551**	**9,025**
Attributable to non-controlling interest	**929**	**683**
TOTAL EQUITY	**9,480**	**9,708**
TOTAL LIABILITIES AND EQUITY	**41,588**	**42,578**

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FINANCIAL STATEMENTS 3Q24

INCOME STATEMENT

Statements of income for the three month period ended September 30 In million of American Dollars - US$	Consolidated	
	3Q24	3Q23
NET REVENUE	**19,926**	**18,730**
Cost of sales	(16,646)	(16,465)
GROSS PROFIT	**3,280**	**2,265**
Selling expenses	(1,218)	(1,129)
General and administrative expenses	(488)	(596)
Other expenses	(42)	(23)
Other income	22	18
NET OPERATING EXPENSES	**(1,726)**	**(1,730)**
OPERATING PROFIT	**1,554**	**535**
Finance income	153	123
Finance expense	(515)	(500)
NET FINANCE EXPENSE	**(361)**	**(377)**
Share of profit of equity-accounted investees, net of tax	4	4
PROFIT BEFORE TAXES	**1,197**	**162**
Current income taxes	(142)	(98)
Deferred income taxes	(298)	77
TOTAL INCOME TAXES	**(441)**	**(21)**
NET INCOME	**757**	**142**
ATTRIBUTABLE TO:		
Company shareholders	693	117
Non-controlling interest	64	24
	757	**142**
Basic and diluted earnings (loss) per share - common shares (US$)	**0.31**	**0.05**

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FINANCIAL STATEMENTS 3Q24

CASH FLOW STATEMENT

Statements of cash flows for the three months period ended September 30		
In million of American Dollars - US$	Consolidated	
Cash flow	**3Q24**	**3Q23**
Net Income (loss)	**757**	**142**
Adjustments for:		
Depreciation and amortization	543	536
Expected Credit Losses	3	3
Share of profit of equity-accounted investees	(4)	(4)
Gain on sales of assets	0	2
Tax expense	441	21
Net finance expense	361	377
Share-based compensation	3	2
Provisions for legal proceedings	9	44
Impairment loss	13	0
Net realizable value inventory adjustments	22	(15)
Fair value adjustment of biological assets	(26)	(10)
DOJ (Department of Justice) and antitrust agreements	1	11
	2,123	**1,108**
Changes in assets and liabilities:		
Trade accounts receivable	(61)	222
Inventories	(282)	97
Recoverable taxes	(6)	88
Other current and non-current assets	10	(53)
Biological assets	(154)	(113)
Trade accounts payable and supply chain finance	286	(15)
Taxes paid in installments	(13)	(8)
Other current and non-current liabilities	107	50
Income taxes paid	(101)	(24)
DOJ and Antitrust agreements payment	(57)	(60)
Changes in operating assets and liabilities	**(272)**	**185**
Cash provided by operating activitiess	**1,851**	**1,293**
Interest paid	(487)	(249)
Interest received	55	34
Net cash flows provided by operating activities	**1,418**	**1,078**
Cash flow from investing activities		
Purchases of property, plant and equipment	(321)	(375)
Purchases and disposals of intangible assets	(2)	(4)
Proceeds from sale of property, plant and equipment	10	3
Acquisitions, net of cash acquired	(1)	(2)
Dividends received	2	3
Related party transactions	0	0
Others	-	(0)
Cash provided used in investing activities	**(311)**	**(374)**
Cash flows from financing activities		
Proceeds from loans and financing	1,346	3,955
Payments of loans and financing	(903)	(1,806)
Payments of leasing contracts	(103)	(101)
Derivative instruments received (settled)	(32)	(12)
Dividends paid	-	-
Dividends paid to non-controlling interest	0	(0)
Margin cash	(3)	11
Cash provided (used in) by financing activities	**306**	**2,047**
Effect of exchange rate changes on cash and cash equivalents	**(33)**	**(45)**
Net change in cash and cash equivalents	1,380	2,707
Cash and cash equivalents at the beggining of period	3,690	2,643
Cash and cash equivalents at the end of period	**5,070**	**5,350**

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DISCLAIMER

We make statements about future events that are subject to risks and uncertainties. Such statements are based on the beliefs and assumptions of our Management and information to which the Company currently has access. Statements about future events include information about our current intentions, beliefs or expectations, as well as those of the members of the Company's Board of Directors and Officers.

Disclaimers with respect to forward-looking statements and information also include information on possible or presumed operating results, as well as statements that are preceded, followed or that include the words "believe,“ "may," "will," "continue," “expects,“ "predicts," "intends," "plans," "estimates," or similar expressions.

Forward-looking statements and information are not guarantees of performance. They involve risks, uncertainties and assumptions because they refer to future events, depending, therefore, on circumstances that may or may not occur. Future results and shareholder value creation may differ materially from those expressed or implied by the forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict.

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